Exhibit 21.1

SUBSIDIARIES OF CHARLES RIVER ASSOCIATES INCORPORATED

Name of Organization	Jurisdiction
CRA Security Corporation	Massachusetts
Charles River Associates Canada Ltd.	Ontario
NeuCo, Inc.	Delaware
Charles River Associates Limited	United Kingdom
Charles River de Mexico, S.A. de C.V.	Mexico
Charles River Associates (Asia Pacific) Limited	New Zealand
Charles River Associates (Asia Pacific) PTY LTD	Australia
InteCap, Inc.	Delaware
Technology Dispute & Resolution Consulting, Inc.	Delaware
InteCap Holdings, Inc.	Delaware
IPC Group, Inc.	Delaware
ELMC, Inc.	California
InteCap Risk Solutions, Inc.	Delaware
InteCap Risk Solutions Limited	United Kingdom
WCG, Inc.	Delaware
Network Economics Consulting Group PTY LTD	Australia